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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2002

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F    X        Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ___   No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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

                         Internet Gold-Golden Lines Ltd.

6-K Items

1.   Press Release re year end 2002 financial results dated February 10, 2003.

                                                                          Item 1

Press Release                                              Source: Internet Gold


Internet Gold Reports Record Operating Profits For the Sixth Consecutive Quarter

Monday February 10, 7:10 am ET

MSN Israel (50.1% Owned by Internet Gold) Moves to Operating Profits in Fourth Quarter

PETAH-TIKVA, Israel, Feb. 10 /PRNewswire-FirstCall/ -- Internet Gold
(Nasdaq: IGLD - News) today reported its financial unaudited results for the fourth quarter and full-year 2002. Operating income for the fourth quarter reached NIS 8.2 million (US$1.7 million), compared with operating income of NIS
5.8 million (US$1.2 million) for the comparable period in 2001. Operating income for full-year 2002 reached NIS 26.9 million (US$5.7 million), compared with an operating loss of NIS 18.3 million (US$3.9 million) for 2001.

Fourth quarter net profit reached NIS 4.5 million (US$1.0 million), or NIS 0.25 (US$ 0.05) per share, compared with net profit of NIS 2.2 million (US$0.5 million), or NIS 0.12 (US$0.025) per share, for the fourth quarter of 2001. Net profit for the year 2002 reached NIS 20.3 million (US$4.3 million), or NIS 1.10 (US$0.23) per share, compared with a net loss of NIS 21.6 million (US$4.6 million), or NIS 1.17(US$0.25) per share for 2001.

Internet Gold's CFO, Doron Turgeman, commenting on the results said, "During the fourth quarter, our company achieved record operational profits of NIS 8.2 million (US$ 1.7 million) as well as positive net cash from operations of NIS
8.2 million (US$ 1.7 million). This achievement, in light of market conditions, demonstrates our company's strength.

Internet Gold maintains its cash reserves in US$ currency while its financial reports are in Israeli Shekels linked to the Consumer Price Index (CPI). For this reason and due to the relative strength of the New Israeli Shekel versus the US dollar at the end of the fourth quarter compared with the dollar exchange rate at the end of the third quarter (during which the scenario was the opposite), the company had to record financial expenses on its US dollar deposits due to exchange rate differences. Excluding the effect of the exchange rate on our US dollar cash reserves, Internet Gold would have reported higher net profits and EPS in fourth quarter as compared with third quarter."

Internet Gold's CEO, Eli Holtzman, said, "During the fourth quarter, demand for Broadband increased strongly along side with intense competition and price reductions among all ISP's. This caused the company to adopt a more aggressive marketing policy in order to attract a greater number of Broadband customers while keeping tight controls over our expenses. This strategy yielded a 34% growth in Broadband customers this quarter compared with the third quarter. We have decided to continue this policy during 2003."

The results of Gold Trade, the company's e-Commerce affiliate, have not been consolidated since the first quarter of 2002. Gold Trade's results are included in the company's financials on an equity basis. Excluding Gold Trade's revenues, Internet Gold's revenues reached NIS 48.4 million (US$10.2 million) in the fourth quarter of 2002, compared with NIS 42.9 million (US$ 9.1 million) for the comparable quarter in 2001. Revenues for full-year 2002 reached NIS 187.9 million (US$39.7 million) compared with NIS 169.4 million (US$ 36 million) for 2001.

Sales and marketing expenses for the fourth quarter increased 7 percent to NIS
9.4 million (US$2 million) from NIS 8.8 million (US$1.9 million) in the fourth quarter of 2001. For all of 2002 these expenses decreased 28 percent to NIS 37.8 million (US$8 million) compare with NIS 52.3 million (US$11.1 million) in 2001.

General and administrative expenses for the fourth quarter decreased 40 percent to NIS 4.2 million (US$0.9 million) from NIS 7.0 million (US$1.5 million) in the fourth quarter of 2001. G&A expenses for the full year decreased 48 percent to NIS 21.6 million (US$4.6 million) from NIS 41.3 million (US$ 8.8 million) in 2001.

Mr. Holtzman added, "MSN Israel, our successful partnership with Microsoft, moved to operating profit and positive EBITDA for the first time this quarter. This was achieved while developing new revenue channels such as Hosted Exchange, Hotmail's successful mail platform, and Messenger which more than doubled its instant messaging user base during 2002. These new services provide unique added value to MSN's customers and provide new sources of revenues for our company."

During 2002, Gold Trade (46.3% owned by Internet Gold), focused on its on- line activity (under the reputable P-1000 brand which more than doubled during the course of 2002) while shutting down its import, production and catalog mailing activities and concentrated on telemarketing sales to the large customer data base that the company purchased in 2000. This telemarketing activity is completely synergetic with Gold Trade's growing on-line business.

In accordance with Israeli GAAP, Internet Gold maintains its accounts and presents its financial statements in NIS, adjusted for changes in the Israeli consumer price index to December 31, 2002. The financial results for the three and twelve month periods ended December 31, 2002 were prepared in accordance with Israeli GAAP. In its audited financial statements that will be included in its Annual Report on Form 20-F, the company will include notes regarding the reconciliation of its financial results to US GAAP. The implementation of FASB 142, Goodwill and Other Intangible Assets might influence this reconciliation, mainly with respect to the valuation of the client database purchased by Gold Trade in 2000.

Mr. Holtzman concluded, "Recently, we experience material changes in our market, principally an extremely rapid penetration rate of Broadband services (both DSL and cable). Our company is making considerable efforts to adjust and upgrade our technical platform in order to cater to the growing requests of our Broadband customers and to continue to provide them with our excellent service levels. Internet Gold's Broadband services compliment the company's long term "tripod strategy" which relies on multi-type connectivity services, MSN's Portal business and P-1000 eCommerce Sales".

"In addition, we have seen recent evidence that Internet companies are regaining investor recognition in the financial markets. We hope that this recent trend continues and that our strong and steady financial achievements will continue to provide a solid base for investor interest and confidence."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and Cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel joint venture (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (46.3%). For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

     Internet Gold - Golden Lines Ltd.
     Balance Sheets - Consolidated
     Adjusted to NIS of December 2002

                                                                 Convenience
                                                                  translation
                                                                      into
                                                                  US Dollars
                                                                  (Note 2D)
                        Consolidated                             Consolidated
                           As at               As at                As at
                        December 31          December 31          December 31
                            2002                2001                 2002
                        (Unaudited)          (Unaudited)           (Unaudited)
                        NIS thousands      NIS  thousands       US$ thousands

    Current assets
    Cash and cash
     equivalents           86,780              89,304                18,320
    Trade receivables,
     net                   31,804              29,889                 6,714
    Other receivables      11,667              12,644                 2,463

    Total current assets  130,251             131,837                27,497

    Investments
    Investments in
     investee companies     4,239               4,239                   895
    Minority interest in
     a subsidiary              --              11,996                    --
    Long-term loans         4,957               4,613                 1,046

                            9,196              20,848                 1,941
    Property and
     equipment, net        31,594              36,870                 6,670

    Other assets and
     deferred charges       1,256               1,508                   265

    Assets attributed to
     discontinued operations   --              41,644                    --

    Total assets          172,297             232,707                36,373

    Liabilities
    Current liabilities
    Short-term
     bank loans            10,657              42,864                 2,250
    Accounts payable       25,384              23,568                 5,359
    Other payables         11,752              15,856                 2,481

    Total current
     liabilities           47,793              82,288                10,090

    Long-term liabilities
    Excess of liabilities
     over assets
     in investees          13,410                  --                 2,831
    Long-term loans         1,356               2,855                   286
    Capital deficiency of a
     consolidated company
     which the Company does
     not intend to bear        --                (391)                   --
    Deferred revenues         120                 574                    25
    Liability for
     severance pay, net     3,855               3,780                   814

    Total long-term
     liabilities           18,741               6,818                 3,956

    Liabilities
     attributed to
     discontinued
     operations                --              58,180                   --

    Shareholders' equity
    Ordinary shares,
     NIS 0.01 par value       201                 201                   42
     (501,000,000 shares
     authorized; 18,431,500
     shares issued and
     fully paid as at
     December 31, 2002)
    Additional paid
     in capital           219,171             219,171               46,268
    Accumulated deficit  (113,609)           (133,951)             (23,983)

    Total shareholders'
     equity               105,763              85,421               22,327

                          172,297             232,707               36,373

    The accompanying notes are an integral part of the financial statements.

     Internet Gold - Golden Lines Ltd.
     Statements of Operations - Consolidated
     Adjusted to NIS of December 2002

                                                Consolidated
                                Three months    Three months
                                   ended           ended        Year ended
                                December 31     December 31     December 31
                                   2002            2001            2002
                                (Unaudited)     (Unaudited)     (Unaudited)

    Revenues                       48,437          48,410         187,856

    Costs and expenses:

    Cost of revenues               26,601          26,718         101,475
    Selling and marketing
     expenses                       9,449           8,840          37,837
    General and administrative
     expenses                       4,201           7,033          21,616
    Total costs and expenses       40,251          42,591         160,928

    Income (loss) from

     operations                     8,186           5,819          26,928
    Financing income
     (expenses), net               (1,674)            757           2,192
    Other expenses, net                28          (1,691)             (2)

    Net income (loss) after
     financing expenses             6,540           4,885          29,118
    Income tax                         --              --              --
    Net income (loss) after
     income tax                     6,540           4,885          29,118
    Company's share in net loss
     of investees                    (227)             --          (1,756)
    Minority interest in loss
     of a subsidiary                   --             475              --
    Loss of a subsidiary which
     the Company does
     not intend to bear                --             189              --

    Net income (loss) from
     continued operations           6,313           5,549          27,362
    Net income (loss) from
     discontinued
     operations                        --          (3,349)             --
    Company's share in loss of
     a subsidiary
     from discontinued
     operations                    (1,779)             --          (7,020)
    Net income (loss)               4,534           2,200          20,342
    Income (loss) per share,
     basic and diluted
     Net income (loss) per NIS
     0.01 par value of
     shares (in NIS) from
     continued operations            0.35            0.30            1.48
    Net income (loss) per NIS
     0.01 par value of
     shares (in NIS) from
     discontinued operations        (0.10)          (0.18)          (0.38)
    Weighted average number of
     shares outstanding
     (in thousands)                18,432          18,432          18,432

     Internet Gold - Golden Lines Ltd.
     Statements of Operations - Consolidated
     Adjusted to NIS of December 2002

                                                Convenience
                                                translation
                                                  into US
                                                  Dollars
                              Consolidated        (Note 2D)
                               Year ended        Year ended
                               December 31      December 31
                                     2001             2002
                                (Unaudited)    (Unaudited)
                                               US$ thousands

    Revenues                      191,940          39,657
    Costs and expenses:
    Cost of revenues              116,660          21,422
    Selling and marketing
     expenses                      52,284           7,988
    General and administrative
     expenses                      41,337           4,563
    Total costs and expenses      210,281          33,973

    Income (loss) from
     operations                   (18,341)          5,684
    Financing income
     (expenses), net                7,449             463
    Other expenses, net            (2,377)             --

    Net income (loss) after
     financing expenses           (13,269)          6,147
    Income tax                         --              --
    Net income (loss) after
     income tax                   (13,269)          6,147
    Company's share in net loss
     of investees                    (695)           (371)
    Minority interest in loss
     of a subsidiary                  981              --
    Loss of a subsidiary which
     the Company
     does not intend to bear          391              --

    Net income (loss) from
     continued operations         (12,592)          5,776
    Net income (loss) from
     discontinued
     operations                    (9,013)             --
    Company's share in loss of
     a subsidiary
     from discontinued
     operations                        --          (1,482)
    Net income (loss)             (21,605)          4,294
    Income (loss) per share,
     basic and diluted
     Net income (loss) per NIS
     0.01 par value of
     shares (in NIS) from
     continued operations           (0.68)           0.31
    Net income (loss) per NIS
     0.01 par value of
     shares (in NIS) from
     discontinued operations        (0.49)          (0.08)
    Weighted average number of
     shares outstanding
     (in thousands)                18,432          18,432


    The accompanying notes are an integral part of the financial statements.

     For further information, please contact:

     Ms. Idit Azulay, Internet Gold
     +972-3-939-9848
     idita@co.zahav.net.il
             or
     Ayelet Shaked Shiloni
     Integrated IR
     +972-3-635-6790
     ayelet@integratedir.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                   (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  February 10, 2003